December 20, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant Mr. Frank Wyman, Staff Accountant Mr. Don Abbott, Senior Staff Accountant

Re:	Fairfax Financial Holdings Limited (“Fairfax”) Form 40-F for fiscal year ended December 31, 2006 File No. 1-31556
Dear Sirs/Mesdames:
We hereby acknowledge receipt of the comment letter dated December 14, 2007 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. The responses to each of the comments are set forth in numbered paragraphs that correspond to the numbers of the Staff comments. Page number references herein refer to the page numbers of the Annual Report appearing as Exhibits 2, 3 and 4 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Shaded text reflects proposed changes from the disclosure in the Form 40-F as filed. Fairfax (sometimes herein called “the Company”) intends to include such revised disclosure with respect to financial periods covered by its Form 40-F, as applicable, beginning with the Company’s Annual Report on Form 40-F for the year ending December 31, 2007.
Form 40-F for fiscal year ended December 31, 2006
Off-Balance Sheet Arrangements
1.	We acknowledge your response to comment one, particularly your statement that the disclosures in Notes 4, 13 and 15 “relate to arrangements that are more aptly described as contingencies and not off-balance sheet arrangements.” In your response, you describe only two off-balance sheet arrangements, the pledge of certain securities on behalf of Advent and the obligation to assume loans to officers and directors by Canadian banks. However, you appear to have engaged in other off-balance sheet arrangements, such as the $247.7 million pledge in support of Syndicate 1218’s capacity at Lloyd’s and reinsurance-to-close commitments between RiverStone Insurance UK, Lloyd’s of London Syndicate 3500 and Kingsmead syndicates 271 and 506. Please expand your disclosure to cover all arrangements with Lloyd’s syndicates or explain your basis for concluding that these activities did not constitute off-balance sheet arrangements. Provide a quantification of the contractual obligations of Syndicate 3500, including those related to Kingsmead syndicates 271 and 506. Please provide separate disclosure that clearly identifies all of your off-balance sheet arrangements in accordance with General Instruction B (11).

Response 1: As more fully explained in the next paragraph, the $247.7 million of assets pledged in support of Newline Syndicate 1218 does not constitute an off-balance sheet arrangement as contemplated within General Instruction B (11), since these pledged assets are simply security for liabilities included in our consolidated balance sheet.

Odyssey Re Holdings Corp. (“OdysseyRe”) participates in Lloyd’s through its 100% ownership of Newline, where OdysseyRe provides 100% of the capacity for Newline Syndicate 1218 (“Syndicate 1218”). The results of Syndicate 1218 are consolidated in the financial statements of OdysseyRe, the results of which are in turn consolidated in the financial statements of Fairfax. Consequently, the liabilities of Syndicate 1218 are included in Fairfax’s consolidated balance sheet. Note 4 to Fairfax’s consolidated financial statements discloses that there are assets of $2.2 billion pledged in support of the Company’s obligations to pay claims or make premium payments. This $2.2 billion includes the $247.7 million of assets pledged as security for the liabilities of Syndicate 1218.

Similarly, as more fully explained in the next paragraph, the commitments between RiverStone Insurance UK, Lloyd’s Syndicate 3500 and Kingsmead syndicates 271 and 506 do not constitute off-balance sheet arrangements as contemplated within General Instruction B (11), since these commitments are simply liabilities included in our consolidated balance sheet.

In November 2003, RiverStone Insurance provided unlimited reinsurance protection for the 2000 and prior years of account of Syndicates 271 and 506. Syndicates 271 and 506 stopped writing business in 2000. The open years of account of Syndicates 271 and 506 were then assumed by Syndicate 3500 (a syndicate established by Kingsmead Managing Agency) following a reinsurance-to-close transaction. In December 2003, RiverStone Holdings acquired the Kingsmead Managing Agency (now operating as RiverStone Lloyd’s Agency). As a result of these transactions, the gross claims liabilities of Syndicates 271, 506 and 3500, aggregating $432.0 million, are included in the $15,502.3 million of Provision for Claims liabilities included in Fairfax’s consolidated balance sheet as at December 31, 2006.

As noted in our response letter dated September 28, 2007, we will enhance our disclosure with respect to Advent in our consolidated financial statements for the year ended December 31, 2007 as proposed in that letter. With that enhancement, we believe that all of our off-balance sheet arrangements will be appropriately disclosed and clearly identified in accordance with General Instruction B (11).
Exhibit 2 — Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 20 US GAAP Reconciliation, page 52
2.	Please refer to prior comment four. Your response appears to indicate that cost of reinsurance is equivalent to ceded premiums as disclosed in Note 7. However, you also discuss ceded claims and state that “the preceding analysis ignores the impact of reinsurance commission and bad debt expense.” Please provide a clearer and more complete explanation and quantification of how you determine cost of reinsurance and the effect of ceded reinsurance transactions on your operations for each period presented, as required in paragraph 27 of SFAS 113.

In the Issues and Risks section of the Company’s Annual Report, the Company discloses that the “availability and cost of reinsurance...can affect the company’s business volume and profitability”. This disclosure will be revised to state that the “availability of reinsurance and the rates charged by reinsurers...can affect...”. The rates charged by reinsurers applied to the amount of reinsurance purchased by our operating subsidiaries represents the cost of reinsurance to the Company, and this cost is appropriately measured, in the Company’s view, by the amount of ceded premiums earned during a period. The net impact of reinsurance utilization on the Company’s profitability during a period includes ceded premiums earned, reinsurance ceding commission earned (principally related to proportional reinsurance treaties), ceded claims incurred, and reinsurance bad debt expense.

On a Canadian GAAP basis, the impact on pre-tax earnings of reinsurance utilization is as follows:

	2006	2005	2004
Ceded premiums earned	(747.2)	(860.1)	(862.7)
Reinsurance ceding commission earned	143.7	145.2	156.9
Ceded claims incurred	(98.0)	1,522.9	1,166.9
Reinsurance recoverable provision for bad debts	(46.5)	(51.1)	(62.8)

Net impact of reinsurance (pre-tax)	(748.0)	756.9	398.3

The net impact of reinsurance on a US GAAP basis, as set out in the table that follows, includes adjustments related to retroactive reinsurance recoveries. Note 20 to the consolidated financial statements discloses the Company’s reconciliation of US GAAP earnings to Canadian GAAP, including the amounts of recoveries on retroactive reinsurance and the basis for the amortization of deferred gains.

	2006	2005	2004
Net impact of reinsurance (pre-tax), Cdn GAAP basis	(748.0)	756.9	398.3

Adjustments for recoveries on retroactive reinsurance	465.8	169.8	(15.1)

Net impact of reinsurance (pre-tax), US GAAP basis	(282.2)	926.7	383.2

In order to enhance our disclosure with a clearer and more complete explanation and quantification of the cost of reinsurance and the effect of ceded reinsurance transactions on our operations, we propose amending the paragraph included in Note 7 to our 2006 consolidated financial statements in a manner consistent with the paragraph set out below, which shows how we would have revised that paragraph in our 2006 consolidated financial statements:
The effect of ceded reinsurance transactions on the Company’s operations during the year included ceded premiums earned of $747.2 (2005-$860.1; 2004-$862.7), ceded claims incurred of ($98.0), including ($412.6) from the Swiss Re commutation (2005-$1,522.9; 2004-$1,166.9), reinsurance ceding commission earned of $143.7 (2005-$145.2; 2004-$156.9), and reinsurance recoverable bad debt expense of $46.5 (2005-$51.1; 2004-$62.8).
In our response dated September 28, 2007 on this issue, we had included additional proposed disclosure. We repeat this proposed disclosure below for your convenience and will include it in the Issues and Risks section of our future Annual Reports with updates for factual changes as appropriate.

Although the magnitude of the Company’s reinsurance recoverable balance is significant, this is primarily the result of past acquisitions of companies that relied heavily on reinsurance and greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the Company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed on page 131 of the Annual Report.

The rates charged by reinsurers and the availability of reinsurance to the Company’s subsidiaries will generally reflect the recent loss experience of the Company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. However, rather than the Company incurring increased costs of reinsurance as a result of purchasing more reinsurance or as a result of these higher rates, in the following year the Company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance.
* * * * * * * * * * * * * * * *
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4942 or p_rivett@fairfax.ca.

Yours very truly,

/s/ Paul Rivett Paul Rivett Vice President and Chief Legal Officer

cc:	V. Prem Watsa, Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited

Bill McFarland, National Managing Partner Canada PricewaterhouseCoopers LLP